[Commerce Energy Group Letterhead]

Commerce Energy Group, Inc.

600 Anton Boulevard, Suite 2000

Costa Mesa, California 92626

(714) 259-2500

June 4, 2009

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., MS 3561

Washington, D.C. 20002

Re:	Commerce Energy Group, Inc.
Amendment No. 2 to Proxy Statement filed on Schedule 14A
Filed June 4, 2009
File No. 1-32239

Dear Mr. Owings:

Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is Commerce Energy Group, Inc.’s (the Company’s) Definitive Proxy Statement filed on Schedule 14A (Amendment No. 2) with the United States Securities and Exchange Commission (“Amendment No. 2”) amending the Company’s Preliminary Proxy Statement on Schedule 14A (Amendment No. 1) filed with the United States Securities and Exchange Commission (the “Commission” or the “SEC”) on May 8, 2009 (“Amendment No. 1”).  Amendment No. 2 is marked to indicate changes from Amendment No. 1. The Initial Preliminary Proxy Statement filed on January 28, 2009, as amended by Amendment No. 1 and Amendment No. 2, is referred to herein as the “Proxy Statement.”  Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Proxy Statement.

Amendment No. 2 is also being filed in response to comments received from the staff (the “Staff”) of the Commission by letter dated May 27, 2009 with respect to Amendment No. 1 (the “Comment Letter”).  The numbering of the paragraphs below corresponds to the numberings of the Comment Letter, the text of which we have incorporated into this response letter for convenience.   Page references in the text of this response letter correspond to the redlined version of Amendment No. 2.

Reference is made to a telephone conference between Lilyanna L. Peyser, Esq. of the Staff and Jason M. Rednour, Esq. at Paul, Hastings, Janofsky & Walker LLP (“Paul Hastings”), our outside counsel, on June 3, 2009 during which the Company’s responses to the Staff’s comments set forth herein were discussed.  Paul Hastings had previously provided to the Staff on a supplemental basis a draft of this letter and proposed revised disclosure for the Proxy Statement.  As a result of the Staff’s review of the revised disclosure, the Staff stated that in lieu of filing another preliminary proxy statement, the Company could file a Definitive Proxy Statement with the Commission and mail proxy materials to its stockholders to the extent that the Definitive Proxy Statement was consistent with the above-referenced supplemental filings.

Proxy Statement on Schedule 14A

General

1.                                       All page numbers included below refer to the redlined version of the filing.

2.                                       Throughout the filing, you state that, if the stockholders do not adopt the plan of liquidation, the director and officer of the company plan to ask the registered agent to resign without designating a replacement, causing the company’s charter to be forfeited in 30 days and the company to “cease to exist…”  However, pursuant to Section 278 of the Delaware General Corporation Law, and as disclosed elsewhere in the filing in the context of the potential liquidation and dissolution of the company under the liquidation plan, the company will continue to exist for three years after the dissolution becomes effective.  Please revise your disclosure to clarify.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 6, 28, 29, 30, 31 and 32 of the Proxy Statement to clarify that, whether the Company is dissolved or has its charter forfeited, the Company will not “cease to exist.”  Each of those references has been deleted.  In its place, we have revised our disclosure throughout the Proxy Statement to convey to the reader that following the effectiveness of the dissolution or the forfeiture, with the exception of the activities noted in the next sentence, the Company will suspend all business activities. The next sentence of the revised disclosure clarifies that, pursuant to Delaware Law, the Company shall be continued for three years after the dissolution or forfeiture becomes effective, or for such longer period as the Delaware Court of Chancery directs, for the purpose of prosecuting and defending suits, whether civil, criminal or administrative, by or against the Company, and enabling the Company to gradually settle and close its business, dispose of and convey its property, discharge its liabilities and distribute its remaining assets, but not for the purpose of continuing the business for which it was organized or any other business.  Any legal action commenced by or against the Company during this three-year period will not terminate by reason of the expiration of such period.   With the exception of a

current report on Form 8-K reporting the results of the Special Meeting, we expect that after the conclusion of the Special Meeting, the Company will stop filing reports with the SEC under the Securities Exchange Act of 1934, as amended, because it will no longer have funds available to make such filings.

Questions and Answers About the Plan of Liquidation and the Special Meeting, page 4

3.                                       You state that Delaware law does not permit consideration at a special meeting of any matter not specified in the notice for the meeting.  Please supplementally advise us of the section of Delaware law to which you refer.

Response:

In response to the Staff’s comments, the Q&A to which the Staff refers actually states “[p]ursuant to Delaware Law and our bylaws (emphasis added), only matters set forth in the notice of meeting may be considered at the Special Meeting.”   Accordingly, to respond, reference to both Delaware Law and the Company’s bylaws are necessary.  The Company supplementally advises the Staff that Section 222(a) of the Delaware General Corporation’s Code states that “Whenever stockholders are required or permitted to take action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. (Emphasis added).  The last sentence of Section 2.3 of the Company’s Bylaws states “[b]usiness transacted at special meetings shall be confined to the purposes stated in the notice of meeting.”  In addition, the first sentence of Section 2.16 of the Company’s Bylaws states “Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting.”

Submission of Stockholder Proposals for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 37

Nominations for Directors for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 37

4.                                      The second to last line of the last paragraph on this page should read “… nor later than the later of 90 days …” [emphasis added].

Response:

In response to the Staff’s comment, the Company has corrected the typographical error in the second to the last line of the last paragraph on page 38 under the caption “Submission of Stockholder Proposals for the Annual Meeting for the Fiscal Year Ending July 31, 2009 — Nominations for Directors for the Annual Meeting for the Fiscal Year Ending July 31, 2009” to read “…nor later than the later of 90 days…” [emphasis added].

Nominations for Directors for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 37

Stockholder Proposals for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 38

5.                                       In your description of the director nomination process and the process by which stockholders may make proposals for the annual meeting, you state that such nominations and proposals may be made “only pursuant to the Corporation’s notice of meeting… and (a) by or at the discretion of the Board… or (b) by any stockholder” who meets certain requirements [emphasis added].  However, based on our reading of section 2.16 of your bylaws, it appears that such nominations and proposals may be made pursuant to the Corporation’s notice of meeting or by or at the discretion of the board or by any stockholder who meets certain requirements.  Please supplementally clarify this discrepancy to the Staff or revise your disclosure as appropriate.

Response:

In response to the Staff’s comment and consistent with the Staff’s reading of Section 2.16 of the Company’s Bylaws, the Company has revised the disclosure on pages 38 and 39 of the Proxy Statement to conform to the exact language of Section 2.16 of the Company’s Bylaws.

Annex B

6.                                       Please request that The Mentor Group revise its fairness opinion to indicate that it consents to your use of the opinion in the proxy statement.  The opinion currently indicates that it may not be referred to publicly except in your Form 8-K.

Response:

The last sentence of The Mentor Group, Inc. opinion dated December 10, 2008, attached as Annex C to the Proxy Statement, allows the Company to publish the Fairness Opinion with the prior written consent of The Mentor Group.  On April 8, 2009, counsel to the Company received written consent to use the Fairness Opinion in the Proxy Statement.  The Company believes it is unnecessary to have The Mentor Group redraft and redate the Fairness Opinion in light of the fact that the Company followed the procedures set forth in the Fairness Opinion.   In addition, reissuing the Fairness Opinion with a current date may cause unnecessary confusion to stockholders in light of the fact that stockholders generally expect the fairness opinion to be issued in connection with the Board’s deliberations related to the transaction being considered.

Response Letter

7.                                       We remind you that the three acknowledgments requested in the closing comments of this letter must be provided by the registrant, and not by counsel to the registrant on the registrant’s behalf.

Response:

In response to the Staff’s comment, the undersigned, acting on behalf of the registrant, is making the three acknowledgments requested in the closing comments to this Comment Letter.

The Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like any additional information, please do not hesitate to contact our counsel, John F. Della Grotta of Paul Hastings at (714) 668-6210 or in his absence, Jason M. Rednour, also at Paul Hastings at (714) 668-6271 or the undersigned at (714) 481-6601.

Sincerely,

/s/ C. DOUGLAS MITCHELL

C. Douglas Mitchell
Chief Financial Officer
Commerce Energy Group, Inc.

cc:	Lilyanna L. Peyser, Esq.
Staff Attorney
U.S. Securities and Exchange Commission

Mr. Rohn Crabtree
Commerce Energy Group, Inc.

John F. Della Grotta, Esq.
Paul, Hastings, Janofsky & Walker LLP

Jason M. Rednour, Esq.
Paul, Hastings, Janofsky & Walker LLP

(All cc’s with enclosures)